The New York Stock Exchange hereby notifies the
SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on January 8, 2013, pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2 (a) (4) That all rights pertaining to the entire class of this security were extinguished on February 3, 2010.

Pursuant to the terms of the Preferred Stock
Purchase Rights of ESCO
Technologies Inc., the Rights
expired and became null and
void on February 3, 2010.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended on February 3, 2010.